BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that, on the date hereof, BRF’s Board of Directors elected, by unanimous vote, Mr. Lorival Nogueira Luz Jr., the Company’s current COO, for the position of Global CEO. The investiture of the new CEO will take place on June 17, 2019, when Mr. Pedro Pullen Parente will leave the position that he has been accumulating since June 18, 2018. Mr. Pedro Parente will continue as Chairman of the Board of Directors of the Company, position which he has been appointed to, on April 26, 2018, for a 2-year mandate.

The transition, which has been addressed within and outside the Company, will continue for the following months until the investiture in June. Messrs. Pedro Pullen Parente e Lorival Nogueira Luz Jr. will proceed with the initiatives and the implementation of the strategic plan approved in the second semester of 2018 and will continue working together, within their respective attributions. Mr. Pedro Pullen Parente, as Chairman of the Board of Directors, will closely follow-up the management of the Company.

The position of COO, currently occupied by Mr. Lorival Nogueira Luz Jr., will no longer exist.

The transition defined by the Board of Directors secures the continuity of the strategy defined for the Company for the following five years. The objectives of deleveraging the Company, expansion of margins and return of profitability will guarantee the return of the investments and will strengthen the Company’s capital structure. This trajectory will be based on the Company’s commitments with Safety, Quality and Integrity.

São Paulo, March 28, 2019

Ivan de Souza Monteiro

Chief Financial and Investor Relations Officer